News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST TO PARTICIPATE IN RBC CAPITAL MARKETS 2008 INCOME TRUST INVESTOR SYMPOSIUM

CALGARY, January 21, 2008 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Mark Gow, Vice President, Finance, will participate in a resource panel discussion at RBC Capital Markets’ 2008 Income Trust Investor Symposium being held in Toronto, Ontario on Wednesday, January 22, 2008. The discussion is scheduled for 9:00 a.m. to 10:00 a.m., EST.

The primary focus of the discussion will be company strategy, including topics such as macroeconomic factors, opportunities for growth, major challenges and the competitive landscape.

There will be a live audio Webcast of the panel discussion. The link is:

http://www.wsw.com/webcast/rbc86/panel1.

The Webcast will also be available on the Trust’s Home web page www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. The Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information:

Najda Dupanovic

Catherine Hart

Administrative Assistant, Investor Relations

Senior Investor Relations Analyst

403-260-9892

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca